Millennium Group International Holding Limited

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

People’s Republic of China 325025

December 6, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Erin Donahue

Re:	Millennium Group International Holdings Ltd Registration Statement on Form F-1 Submitted November 18, 2022 CIK No. 0001903995

Dear Ms. Donahue:

This letter is in response to your letter on December 2, 2022, in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Millennium Group International Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on November 18, 2022. On the date hereof, the Company has submitted the first Amendment to Registration Statement on Form F-1. We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment 1 to Form F-1 Filed on November 18, 2022

Exhibit Index

Exhibit 23.1, page II-5.

1.	Please make arrangements with your auditor and amend your filing to provide a currently dated auditors' consent.

RESPONSE: We respectfully advise the Staff that we have filed a Part II amendment on Form F-1 to include a currently dated auditors’ consent.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ming Yan Lai
Ming Yan Lai
Chief Executive Officer and Director